EXHIBIT 99.1

Banro Corp’s Twangiza Phase I Gold Mine Plant Entering Cold
Commissioning – Focused on Q4 Production

- Gold production is on schedule for Q4 2011 at Banro’s first mine on the Twangiza/Namoya gold belt in the Democratic Republic of the Congo (the “DRC”)

- Twangiza’s Q4 gold pour will represent the first new commercial gold mine in the DRC in over half a century

Toronto, Canada - August 15, 2011 - Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") is pleased to report that construction of its wholly-owned Twangiza Phase 1 gold project in South Kivu Province, DRC, is proceeding on schedule with gold production expected to begin in Q4 2011. ‘Cold commissioning’ – a test run of fluids through the ore processing plant – has now commenced with mechanical commissioning that will proceed to ‘hot commissioning’ – a test run of low grade ore material through the plant – by mid-September.

“We are fast approaching a significant milestone for both Banro and South Kivu province in the DRC,” commented Simon Village, CEO.  “Since Banro’s Board made the decision to proceed with development and construction of the Twangiza Mine in the summer of 2009, we have worked diligently to a fast schedule which has allowed our company to pour its first gold in two years, and with weeks to go, we remain on schedule. This event will also signal a tremendous achievement for the South Kivu province as it will be the first new commercial gold mine in the DRC for over half a century – and a testament to the co-operation with the community, government and industry which was necessary for this undertaking.”

Phase 1 Construction Update

The successful activation of this 1.3 million tonnes/year capacity gold production facility follows 24 months of strict deadlines which have been systematically achieved starting with the plant site and construction camp civil excavation works, that were completed two months ahead of schedule with a total of 1.2 million tonnes of earth being excavated. The capacity of this plant is planned to be increased to 1.7 million tonnes/year by mid-2012.

Plant civil construction works are virtually complete while the structural, mechanical, electrical, instrumentation and piping is 93% complete. The Aggreko power plant – the diesel-powered generation system with a design capacity of 7 MW - is 90% complete and a source of raw water for the processing plant has been secured.  Cold commissioning commenced the first week of August with the testing of the conveyer belts in the crushing circuit.

The construction of the tailings management facility is on schedule. Some 350,000 tonnes of earth was excavated in the construction of the foundation for the tailings dam wall and, to date 1.1 million tonnes of earth have been placed in the wall, which will have sufficient capacity to commence operations as per our mining schedule.

Grade control drilling for the initial mining has been completed confirming the resource model’s evaluation, and based on this data an optimised mine plan has been finalised.  Pre-strip, which was minimal owing to the outcrop of the reserves at surface, has been completed and mining production is expected to commence towards the end of August. The mine planning is designed to optimise revenue by careful management of the cut off/cut over relationships of the ore body.

Currently the mine is on schedule to pour gold in Q4 2011 and ramp up to full production of around 10,000 ounces per month early in 2012.

Additional information with respect to the Company’s Twangiza Phase 1 gold project is contained in the technical report of SENET dated March 9, 2011 (as revised on March 24, 2011) and entitled "Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo".

Qualified Person
Gary Chapman, the Company’s Vice President, Operations and a “qualified person” (as such term is defined in National Instrument 43-101), has reviewed and approved the technical information in this press release.

Banro Corporation is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC.  Led by a proven management team with extensive gold and African experience, Banro is constructing “Phase 1” of its flagship Twangiza project.  Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling results, estimates and/or assumptions in respect of future gold production, revenue, cash flow and costs, estimated project economics, mineral reserve and mineral resource estimates, potential mineralization, potential mineral resources, potential mineral reserves, projected timing of  future gold production and the Company's exploration and development plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral reserves or mineral resources; there is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2011 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of  future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Simon Village, Chairman and CEO, United Kingdom, Tel: +44 1959 575 039; Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Canada, or Tomas Sipos, Vice President, Corporate Development, Toronto, Ontario, Canada, Tel: (416) 366-2221 or 1-800-714-7938.